Exhibit (6)(w)(i)

COLLEGE RETIREMENT EQUITIES FUND
(CREF)
730 Third Avenue, New York, N.Y. 10017-3206
Telephone: [800-842-2733]

Endorsement to Your CREF IRA Certificate

Effective Date: [The Date of Issue]

This endorsement changes some of the provisions of your CREF IRA certificate and becomes part of it. It does not take away any of the rights established under your current certificate. It is important that you read the endorsement, and attach it to your certificate.

The IRA amount provision is changed by replacing the cost-of-living paragraph with the following:

After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC section 219(b)(5)(D). The adjustments will be in multiples of $500.

The following sentence is added to the end of the IRA amount provision:

In addition to the contribution amounts above, you may make a repayment of a qualified reservist distribution described in IRC section 72(t)(2)(G) during the two-year period beginning on the day after the end of the active duty period.

The first paragraph of item B) under the Distribution requirements after your death provision is replaced with the following:

B)

If the sole beneficiary is your surviving spouse, the entire death benefit will be distributed, starting by the later of: (1) the end of the calendar year following the calendar year in which you die, or (2) the end of the calendar year in which you would have attained age 70½, over your spouse’s life expectancy or, if elected, as explained in C) below.

CIRA-2007-LRM	Page E1